Mail Stop 3561

June 3, 2009

Mathew G. Rule, President
Denali Concrete Management, Inc.
251 Jeanell Drive   Suite 3
Carson City, NV 89703

   RE: **Denali Concrete Management, Inc. ("the company")**
          Form 10-K FYE December 31, 2008
          Filed February 27, 2009;
          Form 8-Ks filed July 23, 2008 and September 16, 2008
          File No. 0-52545

Dear Mr.Rule:

      We have completed our review of your filing and have no further comments at this time.

                                     Sincerely,

                                     John Reynolds,
                                   Assistant Director

cc: Cletha A. Walstrand, Esq.